MORGAN STANLEY & CO. INTERNATIONAL PLC 25 Cabot Square, Canary Wharf London, E14 4QA United Kingdom	CREDIT SUISSE SECURITIES (USA) LLC Eleven Madison Avenue New York, NY 10010	CITIGROUP GLOBAL MARKETS INC. 388 Greenwich Street New York, NY 10013

As Representatives of the Several Underwriters

October 30, 2013

Via EDGAR & FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Ajay Koduri, Staff Attorney

Terry French, Accountant Branch Chief

Michael Henderson, Staff Accountant

Re:          58.com Inc.

Registration Statements on Form F-1 (Registration No. 333-191424)

Dear Ladies and Gentlemen:

In connection with the above-captioned Registration Statements and pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, as representative of the several underwriters of the offering, wish to advise you that through the date hereof 2,776 copies of the preliminary prospectus dated October 17, 2013 (as supplemented by the issuer free writing prospectuses dated October 23, 2013, October 28, 2013 and October 29, 2013) were distributed as follows: 1,982 copies to institutional investors and 794 copies to prospective underwriters, dealers, individuals and others.

We have been informed by the participating underwriters that they are aware of their obligations under the Act and have complied with, and will continue to comply with, the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of 58.com Inc. that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 5:30 p.m., New York City time on October 30, 2013, or as soon thereafter as practicable.

[Acceleration Request Letter]

Very truly yours,

Acting on behalf of themselves and as the Representatives of the several Underwriters

By MORGAN STANLEY & CO. INTERNATIONAL PLC

By	/s/ Alain Lam
Name: Alain Lam
Title: Managing Director

By CREDIT SUISSE SECURITIES (USA) LLC

By	/s/ Imran Khan
Name: Imran Khan
Title: Managing Director

By CITIGROUP GLOBAL MARKETS INC.

By	/s/ James Perry
Name: James Perry
Title: Managing Director

[Acceleration Request Letter]